DynaResource, Inc.

222 W. Las Colinas Blvd

Suite 1910 North Tower

Irving, Texas 75039

June 28, 2019

Office of Beverages, Apparel, and Mining

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, DC 20549

Re:            DynaResource, Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Response Dated April 24, 2019

File No. 000-30371

Ladies and Gentlemen:

This letter is in response to comments on the above captured filing on May 22, 2019.

Form 10K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements

Note 1. Nature of Activities and Significant Accounting Policies

Property

Design, Construction and Development Costs, page 57

Request:

1.	We note you reference a mine plane throughout the document including page 29 in which you reference a formal mine plan. Please confirm whether or not you have a formal mine plan, including the period of time the plan covers.
2.	If you do not have a current mine plan, please tell us, in detail, i) how you conduct your mining operation, II) how you make your capital investment decision.

Response:

Mine Plan:

The Company has a formal mine plan designed from the Block Model of Indicated and Inferred Resources at San Jose de Gracia (“SJG”) as described in the Mineral Resource Estimate for SJG which is included as Item 14 of the NI 43-101 Technical Report for SJG. The Mine Plan is designed at selected mining areas of SJG and covers approximately 250,000 mined tons through 2023. A copy of the Mine Plan is attached as Attachment 1. In response to oral comments made during our phone conference on June 27, 2019 we would like to specifically point to the following details contained in the Mine Plan:

A.	Page 2: Mining tonnage according to selected mines;
B.	Pages 3-6: Mining tonnage for each selected mine;
C.	Page 7: Total mining tonnage per current Mine Plan;
D.	Page 8: Mine Plan costs – 6 months:
(1)	Development Cost and Production Cost - San Pablo Mine;
(2)	Development Cost and Production Cost - Tres Amigos Mines;

6 Month Revenue Projection:

The Company is providing a short-term revenue projection for the next 6 months to include the opening of the Tres Amigos Mines, and to project the start of production from the Tres Amigos Mines; See Attachment 2.

Mining and Production Comparison to NI 43-101 Block Model (2015 – 2018):

The Company has compiled a Mining and Production Comparison spreadsheet in order to analyze the results of its realized mining and production operations versus the Mine Plan as designed by the Company. The Comparison of actual results to the Mine Plan is attached as Attachment 3.

In summary explanation contained in this response, the Comparison spreadsheet describes actual mining and production tonnage and gold oz produced from 2015 – 2018, as follows:

Mine Plan Tonnage: 114,761;

Actual Mined Tonnage: 151,602;

Mine Plan Au Oz.: 35,981;

Actual Mined Au Oz: 53,224;

Mill Ore Feed: 126,160 Tons / 50,263 Oz Au;

Mill Recovered Oz.: 42,159 Oz. Au;

Improvements / Non-Operation Costs - Investments

During January 1, 2017 to March 31, 2019, the Company has expended $8,401,106 in improvements / expansion / and non-operating costs related to DynaResource operations and the SJG Project. Of the $8,401,106 amount, $2,439,335 of these expenses were capitalized, and $3,634,979 were expensed under GAAP, due to the lack of proven reserves as described in the Mineral Resource Estimate for SJG (Item 14. of the SJG Technical Report). $2,326,792 were non-operating expenses not related to mine expansion. (See attached Spreadsheet – Improvements and Developments (Non-Operating Costs); (See Attachment 4; for the description of the Improvements / Developments / Non-Operating Costs.)

Mill Expansion:

Since commencing mining and milling operations in Fall 2015, we have undertaken an Improvement and Operations Expansion Plan in order to increase the mill processing capacity from 100 tons per day to 300 tons per day. The main component of the Mill improvement / expansion plans is the addition and installation of a third ball mill (8’ x 4’). The Total amount expended for the mill expansion and improvements to March 31, 2019 is $1,312,391. Beginning in Fall, 2019 we plan to operate the mill facility with three ball mills fully functional, which should increase the mill processing capacity to 300 tons a day. Attachment 4.)

Improvements / Mine Development:

Since commencing mining and milling Operations in Fall 2015; the Company has invested $3,649,979 in mining development and expansion costs in order to open access to additional mining areas and to increase mining tonnage. Beginning in Fall 2019, the Company expects to gain access to the Tres Amigos mine, and in doing so projects the increase in mining tonnage to 300 tons per day. The mining areas targeted for production are described in the Mine Plan.

NI 43-101 Technical Report and Description of Resources

The Mine Plan for the Company was designed from the Mineral Resource Estimate for San Jose de Gracia which is included as Item 14. of the NI 43-101 Technical Report for San Jose de Gracia. The Mineral Resource Estimate is Attached as Attachment 5.

Additional Reponses to Oral Comments made – June 27, 2019

Mining Concessions:

We do consider the need for impairment of our $4,132.678 mining concessions asset annually or as circumstances change that could warrant potential impairment. When considering impairment we first start with qualitative considerations and then quantitative analysis as needed. As noted above, the results of our mining operations have exceeded expectations from our initial plan when acquiring the mining concessions, commodity prices have been more than adequate in recent years to justify recovery of the mining concessions investment considering current and future production volumes and production costs, and even though the value of the mining concessions are justified by expected production in the near term we have reached less than 1% of expected future production based on our plan. The mining concessions will begin to be amortized along with other future mining costs that are capitalized in accordance with GAAP once we have reached appropriate proved reserves to establish the reserves for such depletion to occur. As noted in our 6 month projection included in attachment 2, expected profits in the next 6 months support the qualitative considerations that impairment of our mining concessions has not occurred. The Company has had minimal net income recently, but this is the result of our exploration and expansion costs primarily that are being expensed, but we believe such efforts will yield substantial new revenues and profits in the short and long term for the Company’s operations and will continue to increase our future net income.

Capitalized Items:

The following is from our Form 10-K for December 31, 2018 on page 57, and addresses capitalization policy related to our non-mining assets.As of December 31, 2018, none of the Company's properties contain resources that satisfy the definition of proven and probable reserves. The Company classifies the development of its properties, including the San Jose de Gracia Property, as exploration stage projects since no proven or probable reserves have been established under Industry Guide 7. In 2017 the Company entered the construction stage of the project. Under the construction stage non-mining assets are capitalized once recoverability has been established through generating a proven revenue stream from the mine. Consistent with our mining concessions we consider potential impairment of our other capitalized assets annually or as circumstances change that could warrant potential impairment. Consistent with mining concessions we have determined no impairment of such capitalized assets is warranted, and these assets are being depreciated over their expected lives.

The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the staff of the Commission.

Respectfully,

/s/ K.W. (“K.D.) Diepholz

Chairman / CEO

List of Attachments:

1.	Mine Plan;
2.	6 Months Cost – Revenue Projection;
3.	Comparison of Company Mine Plan to Actual Mining Results;
4.	Improvements / Developments / Non-Operating Costs;
5.	Mineral Resource Estimate for San Jose de Gracia (Item 14. of the NI 43-101 Technical Report.

1 MINE PLAN High Grade Target and Designs June 2019 ATTACHMENT 1 (Mine Plan); To June 28, 2019 DynaResource Response Letter to SEC Comment Letter dated May 22, 2019;

San Pablo South (LU - 01) Tonnes Au g/t Ounces 39,033 11.60 14,557 Tres Amigos West Tonnes Au g/t Ounces 3,000 28.4 2,739 Tres Amigos Center Tonnes Au g/t Ounces 78,626 12.27 31,026 Tres Amigos East Tonnes Au g/t Ounces 75,355 16.12 39,050 San Pablo 01 Tonnes Au g/t Ounces 25,738 10.27 8,496 San Pablo 03 Tonnes Au g/t Ounces 17,700 9.57 5,446 San Pablo East Tonnes Au g/t Ounces 15,000 11.06 5,335 Total Current Designs Tonnes Au g/t Ounces 254,452 13.04 106,649 2

3 San Pablo Stope 01 Levels Tonnes g/t Ounces 545 - 560 1,789 10.00 575 530 - 545 3,578 9.50 1,093 515 - 530 2,981 11.20 1,073 500 - 515 7,453 10.35 2,480 485 - 500 9,938 10.25 3,275 Total Stope 01 25,738 10.27 8,496 San Pablo Stope 03 Levels Tonnes g/t Ounces 670 - 680 5,700 9.50 1,741 655 - 670 9,500 9.50 2,902 640 - 655 2,500 10.00 804 Total Stope 03 17,700 9.57 5,446 Total San Pablo 43,438 9.98 13,942 San Pablo Mine

4 San Pablo East Mine Levels Tonnes g/t Ounces 740-750 4,800 12 1,852 725-740 200 12 77 695-710 1,200 11 424 660-680 100 21 68 SPE 6,300 11.95 2,421 San Pablo East V1 Levels Tonnes g/t Ounces 710-725 4,200 9.90 1,337 695-710 4,500 10.90 1,577 SPE-V2 8,700 10.42 2,914 San Pablo East V2 Total San Pablo East Tonnes Au g/t Ounces 15,000 11.06 5,335

545 560 575 590 San Pablo South San Pablo South Levels Tonnes Au g/t Ounces 590 - 605 5,187 11.61 1,936 575 - 590 12,528 11.33 4,563 560 - 575 15,326 11.82 5,824 545 - 560 5,992 11.59 2,233 Total 39,033 11.60 14,556 5

6 Tres Amigos Tres Amigos West Tonnes Au g/t Ounces 3,000 28.4 2,739 Tres Amigos Center Tonnes Au g/t Ounces 78,626 12.27 31,026 Tres Amigos East Tonnes Au g/t Ounces 75,355 16.12 39,050 Ore Body Tonnes Au g/t Ounces Total Tres Amigos 156,981 14.43 72,815

High Grade Designs Area Tonnes g/t Ounces San Pablo 43,438 9.98 13,942 San Pablo East 15,000 11.06 5,335 Tres Amigos Center 78,626 12.27 31,026 Tres Amigos West 3,000 28.40 2,739 Tres Amigos East 75,355 16.12 39,050 San Pablo South 39,033 11.60 14,556 Total High grade 254,452 13.04 106,649 7

Mine Plan 2019 San Pablo Jul Aug Sep Oct Nov Dec Totals Main Access (ml) 0 0 0 0 0 0 0 Ramp (ml) 70 40 110 Access to levels (ml) 30 30 60 Drifting (ml) 70 70 100 100 340 Vent. Shaft (ml) 30 30 Total Developments 140 140 130 130 0 0 540Ore Ore Recessing ( tons ) 6,900 6,900 6,900 6,900 27,600 grade (g/t) 10.0 10.5 10.5 10.5 10.38 Development costo SP $150,884 $150,884 $140,106 $140,106 $581,980 Productiom Cost SP $345,000 $345,000 $345,000 $345,000 $1,380,000 Tres Amigos Center Main Access (ml) 160 100 100 100 0 0 460 Ramp (ml) 137 192 50 125 50 27 581 Access to levels (ml) 55 50 30 49 184 Drifting (ml) 95 95 100 290 Vent. Shaft (ml) 25 25 25 75 Total Developments 297 292 300 300 200 201 1,590 Ore Recessing ( tons ) 6,900 6,780 13,680 grade (g/t) 9.8 9.8 9.80 Development costo SP $320,089 $314,700 $323,322 $323,322 $215,548 $216,626 $1,713,607 Productiom Cost SP $0 $0 $0 $0 345000 339000 $684,000 TOTALS Total Developments (ml) 437 432 430 430 200 201 2,130 Total Ore (tonnes) 6900 6900 6900 6900 6900 6780 41,280 Grade (g/t) 10.0 10.5 10.5 10.5 9.8 9.8 10.18 Development Cost $470,973 $465,584 $463,428 $463,428 $215,548 $216,626 $2,295,587 Production Cost $345,000 $345,000 $345,000 $345,000 $345,000 $339,000 $2,064,000 Total Cost $815,973 $810,584 $808,428 $808,428 $560,548 $555,626 $4,359,587 8

ATTACHMENT 2; to June 28, 2019 DynaResource Response Letter to SEC Comment Letter dated May 22, 2019

	San Jose de Gracia Gold Project
	Monthly Projection (July 2019 - December 2019)
		Jul-2019	Ago-2019	Sep-2019	Oct-2019	Nov-2019	Dec-2019	Total
	Operating days	30	30	30	30	30	30	180
	Mine
	Ore tons mined/day	230	230	230	230	230	226	229
	Ore tons/mined	6,900	6,900	6,900	6,900	6,900	6,780	41,280
	Gold grade g/t	10.00	10.50	10.50	10.50	9.80	9.80	10.18
	Gold Ounces	2,218	2,329	2,329	2,329	2,174	2,136	13,516
	Developments (l.m.)	437	432	430	430	200	201	2,130
	Plant
	Feeding tons/day	200	200	220	240	240	250	225
	Feeding tons/Month	6,000	6,000	6,600	7,200	7,200	7,500	40,500
	Feeding grade (g/t)	10.00	10.50	10.50	10.50	9.80	9.80	10.17
	Feeding Ounces/Month	1,929	2,025	2,228	2,431	2,269	2,363	13,245
	Concentrates
	Tons of Gravimetric	60	60	66	72	72	75	405
	Tons of Flotation	540	540	594	648	648	675	3,645
	Total Tons of Concentrates	600	600	660	720	720	750	4,050
	Gold Contents
27%	Gravimetric Gold Ounces	521	547	602	656	613	638	3,576
58%	Flotation Gold Ounces	1,119	1,175	1,292	1,410	1,316	1,371	7,682
85%	Delivered Gold (ozs) /year	1,640	1,722	1,894	2,066	1,928	2,009	11,258
1300	Gold price	1,300	1,300	1,300	1,300	1,300	1,300
	Revenues	2,131,559	2,238,137	2,461,950	2,685,764	2,506,713	2,611,159	14,635,282
	Operating Cost
50	Ore Mining	345,000	345,000	345,000	345,000	345,000	339,000	2,064,000
1078	Development Cost	470,973	465,584	463,428	463,428	215,548	216,626	2,295,587
45	Processing	270,000	270,000	297,000	324,000	324,000	337,500	1,822,500
25	Adminstration	150,000	150,000	165,000	180,000	180,000	187,500	1,012,500
	Total Operating Cost	1,235,973	1,230,584	1,270,428	1,312,428	1,064,548	1,080,626	7,194,587
	Cost/delivered Ounce	754	715	671	635	552	538	639
	Others Cost
	US Corporate Overhead cost	62,500	62,500	62,500	62,500	62,500	62,500	375,000
	Gross Operational Profit	833,086	945,053	1,129,022	1,310,836	1,379,665	1,468,034	7,065,695
	Buyers Deductions
	Buyers discount 6%	127,894	134,288	147,717	161,146	150,403	156,670	878,117
200	Treatment Costs	120,000	120,000	132,000	144,000	144,000	150,000	810,000
25	Refining Costs	40,992	43,041	47,345	51,649	48,206	50,215	281,448
	Total Deductions	288,885	297,329	327,062	356,795	342,609	356,884	1,969,565

	NET Operational Profit	544,201	647,723	801,960	954,040	1,037,056	1,111,149	5,096,130
	All inclusive Cost/delivered Ounce	968	924	877	838	762	747	847

6 Months Summary
Underground San Pablo-Tres Amigos
Mine
Mine (Ore Tons)		41,280
Mine (Ore g/t)		10.18
Mine Ounces		13,516
Plant
Ore Feed (tons)		40,500
Ore Feed (g/t)		10.17
Gold Ounces		13,245
Recovery		85%
Gross Recoverable Gold Ounces		11,258

Total Operating cost/ton		$7,194,587
Operating cost/oz		$639
All Inclusive Cost /oz		$847
Case	Gold Price ($US/oz)	Operating Cash
		million USD
Base case - 5%	$1,235	$4.4
Base case	$1,300	$5.1
Base case + 8%	$1,400	$6.2

Attachment 3; to June 28, 2019 DynaResource Response Letter to SEC Comment Letter Dated May 22, 2019

	NI 43-101 Block Model
	High Grade			Low Grade			Total Ore			Waste	Total
	Tonnes	Au g/t	Au Ounces	Tonnes	Au g/t	Au Ounces	Tonnes	Au g/t	Au Ounces	Tonnes	Tonnes
2015	8,030	13.73	3,545	2,140	4.13	284	10,170	11.71	3,829	4,981	15,151
2016	19,409	13.41	8,370	9,913	5.26	1,676	29,322	10.66	10,045	22,522	51,682
2017	13,578	11.25	4,911	18,551	5.83	3,479	30,885	8.08	8,021	42,186	74,315
2018	20,410	14.36	9,424	22,730	5.88	4,297	43,140	9.70	13,448	77,982	121,122
Total	61,427	13.29	26,250	53,334	5.68	9,736	113,517	9.68	35,343	147,671	262,270

	Mining Summary (2015 - 2018)
	High Grade			Low Grade			Total Ore			Waste	Total
Year	Tonnes	Au g/t	Au Ounces	Tonnes	Au g/t	Au Ounces	Tonnes	Au g/t	Au Ounces	Tonnes	Tonnes
Pre Op. 2015	4,140	13.70	1,824	6,439	3.56	737	10,580	7.53	2,561	4,571	15,151
2016	28,915	15.49	14,396	3,006	5.11	494	31,921	14.51	14,890	15,517	49,507
2017	29,787	12.46	11,929	11,879	5.69	2,172	41,666	10.53	14,101	32,891	74,667
2018	41,215	11.75	15,575	26,221	7.23	6,097	67,436	10.00	21,673	51,819	119,256
Totals	104,058	13.07	43,725	47,545	6.21	9,500	151,603	10.92	53,225	104,798	258,581
VS. Block Model	69.40%	-1.67%	66.57%	-10.85%	9.45%	-2.43%	33.55%	12.76%	50.59%	-29.03%	-1.41%

		Ore Sent To PLANT
	Date	Tonnes	Au g/t	Au Ounces
	2015	6,850	9.67	1,903
	2016	33,325	14.44	15,473
	2017	37,496	14.08	16,970
	2018	53,315	10.52	18,039
	Totals	130,986	12.49	52,385

		Ore Feed (Mill)			Gravimetric Concentrate Recovered			Flotation Concentrate Recovered			Total Concentrate Recovered			Recovery / AU Ounces
Date	Hours	Tonnes	Au g/t	Au Ounces	Tonnes	Au g/t	Au Ounces	Tonnes	Au g/t	Au Ounces	Tonnes	Au g/t	Au Ounces	Gravimetric	Flotation	Total
2015	1,577	6,125	8.23	1,621	164	136.37	719	414	45.86	610	578	70.46	1,309	43.67%	37.08%	80.76%
2016	6,846	32,827	16.67	17,590	501	294.26	4,590	3,507	85.41	9,479	4,064	122.43	14,067	26.60%	53.37%	79.97%
2017	7,116	35,170	12.93	14,625	471	330.44	5,087	2,655	79.05	7,548	3,483	114.26	12,636	34.54%	51.86%	86.40%
2018	7,042	52,038	9.82	16,425	453	280.92	4,175	4,473	62.77	9,972	5,379	81.87	14,147	24.88%	61.25%	86.13%
		126,161	12.39	50,261	1,589	284.89	14,571	11,049	73.23	27,610	13,504	101.94	42,159	28.99%	54.93%	83.88%

Attachment 4; to June 28, 2019 DynaResource Response Letter to SEC Comment Letter dated May 22, 2019

DynaResource Companies
2017-2019 Improvements and Developments (Non-Operating Costs)
Year 2017; Year 2018; And, Thru Three Months Ended March 31, 2019
				Total
	Non-Operating	Non-Operating	Non-Operating	Non-Operating		Expensed
	Costs	Costs	Costs	Costs		Due to Lack of
	2017	2018	Thru 3/31/2019	2017 - 2019	Capitalized	Proven Reserves

Mine Expansion (San Pablo East)	$253,250	$426,823	$245,777	$925,850		$925,850
Mine Expansion (Tres Amigos)			$3,644	$3,644		$3,644
Mine Development (San Pablo)		$2,509,111	$196,374	$2,705,485		$2,705,485
Mill Expansion	$258,000	$796,891		$1,054,891	$1,054,891
Denver Mill; Improving, New foundation and Re-Installing	$257,500			$257,500	$257,500
Expanding Camp, Office and Infrastructures	$145,500			$145,500	$145,500
Expanding Tailings Pond, Installing liners	$265,000			$265,000	$265,000
Machinery and Equipment	$240,000	$227,031	$126,000	$593,031	$593,031
SJG Clinic	$107,500	$15,389	$524	$123,413	$123,413
Santa Maria Ejido (Surface Rights)		$75,000	$113,389	$188,389
Permitting		$49,607		$49,607
Concessions (20% Down Payments)		$458,424	$65,112	$523,536
Concessions (Monthly Payments)		$399,636	$269,874	$669,510
Legal Fees - Related to Goldgroup	$495,750	$100,000		$595,750
Legal Fees (Arbitration)	$250,000	$50,000		$300,000

Total; 2017, 2018, through March 31, 2019	$2,272,500	$5,107,912	$1,020,694	$8,401,106	$2,439,335	$3,634,979

ATTACHMENT 5; TO jUNE 28, 2019 dYNArESOURCE rESPONSE lETTER TO sec cOMMENT lETTER DATED mAY 22, 2019

Item 14.0	MINERAL RESOURCE ESTIMATES

14.1       Introduction

CAM’s geostatistician, Robert Sandefur, BS, MSc, PE, a Qualified Person as defined under National Instrument 43-101 (“NI 43-101”), prepared a mineral resource estimate of the San José de Gracia Project for DynaMexico (the “2012 DynaMexico-CAM Mineral Resource Estimate”). The resource estimate was prepared using the most appropriate programs in the Surpac, MineSight and MicroModel software systems. In addition to the data vetted and prepared by Servicios y Proyectos Mineros, CAM was assisted by Pedro Ignacio (“Nacho”) Teran, geologic consultant to DynaMexico, and Alyson Cartwright of MineSight, however Robert Sandefur of CAM is responsible for the resource estimate and those portions of this Technical Report which disclose the 2012 CAM Mineral Resource Estimate.

All references to ounces in the 2012 CAM Mineral Resource Estimate are references to troy ounces. The effective date of the 2012 DynaMexico-CAM Mineral Resource Estimate is February 6, 2012.

14.2       CIM Definition Standards and National Instrument 43-101 Definitions

Definitions used in this section are consistent with those adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council on 27 November 2010, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects and Form 43-101F1.

CIM Definition Standards state the following:

“The CIM Definition Standards … provide standards for the classification of Mineral Resource and Mineral Reserve estimates into various categories. The category to which a resource or reserve estimate is assigned depends on the level of confidence in the geological information available on the mineral deposit; the quality and quantity of data available on the deposit; the level of detail of the technical and economic information which has been generated about the deposit, and the interpretation of the data and information.”

“Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.”

National Instrument 43-101 provides that for the purposes of National Instrument 43-101, the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Reserves, as adopted by CIM Council, as amended.

The CIM Definition Standards on Mineral Resources and Mineral Reserves provide the following definitions (set out in bold) and commentaries (set out in italics) from the CIM Definition Standards (which commentaries immediately follow the definitions):

“A Mineral Resource is a concentration or occurrence of diamonds, natural, solid, inorganic material or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

“The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.”

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

“Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.”

“Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

“Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.”

“Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.”

“Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.”

Note that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In this Technical Report the term “Resources” is deemed to have the same meaning as the term “Mineral Resources”.

14.3       Block Models - General

This section describes the preparation of the geologic and grade Block Model for the deposit. In this process, a digital representation of geological interpretation is constructed by assigning geologic codes to small regular space filling rectangular blocks ("Blocks") within a much larger rectangular volume (the Block Model). Grades are assigned to the Blocks from the drill hole samples or composites and all of the Blocks within the Block Model are tabulated at various cutoff grades. Because of the nature and geometry of the deposit, not all of the Blocks have the same degree of certainty in their grade assignment or the possibility of being mined.

This section includes a tabulation of all Blocks within the Block Model without regard to the potential mineability. An unknown number of these Blocks included in these tabulations might not be included in Reserves or in Resources.

The restriction on units of production is interpreted to restrict any implication of economics or reserve status. For this report, ounces are reported as the product of tons and grade without any implication of production. Without a product, averages or sums could not be calculated.

14.4       Database

CAM used a drill hole database provided by DynaMexico in MineSight format and reformatted for use in the MicroModel geological model and mine planning system. Basic statistics on the database as provided are given in Table 41.

Table 1. MineSight Database

DynaMexico MineSight Database Drilling Statistics from Assay Database
Item	Number	Length (m)
Holes	372	76035.2
Holes with non-collar downhole surveys	238	56602.4
Non-collar survey records	872	49097.1
Downhole surveys up	0	0.0
Downhole surveys down	1244	49097.1
Assay intervals defined (Au)	42017	76035.2
Intervals assayed (Au)	41919	75463.8

Much of the initial checking of the database was done by Servicios y Proyectos Mineros using manual methods.

CAM uses automated data processing procedures as much as possible in constructing and auditing geologic databases to assure consistency and minimize errors and costs. These procedures depend heavily on consistent alphanumeric attribute codes and consistent and non-duplicated field labels and drill hole IDs. While many of the issues flagged by these automated procedures are obvious to a human, CAM requires a clean and consistent database before proceeding with geological modeling. Common inconsistencies include:

•	Misspellings.
•	Confusion of 0 (zero) and O or o.
•	Inconsistent use of upper and lower case.
•	Inconsistent usage or space _ and -.
•	Trailing, leading or internal blanks. (CAM routinely changes all blanks to _ to positively identify this problem)
•	Inconsistent use of leading zeros in hole IDs.
•	Inconsistent analytical units (e.g. PPM, PPB, opt, %, etc.)
•	Inconsistent coordinate systems and units (e.g. NAD27 and state plane and mine grid: ft and m.

For manually generated databases, CAM generally regards an error rate of less than one in 500 good, an error rate of less than one in 100 acceptable and an error rate greater than two in 100 as unacceptable. The acceptability or unacceptability of the database also depends heavily on the impact of the errors. Hence the values for acceptability or unacceptability may easily change by an order of magnitude depending on the nature of the errors. For example a dropped decimal point in a value of 37 for an actual value of 0.37 is much more serious than the entry of a 0.36 for a 0.37. For computer-generated databases any errors may be indicative of problems in data processing procedures, and these require resolution of the source of the problem.

The CAM check procedure generates a number of false positives (possible issue which are actually correct). In general if the number of items flagged is less than 2% of the total records the database is acceptable.

CAM also reviews the procedures used to prepare the database and is particularly critical of the common practice of cutting and pasting to obtain the database. Different companies and even personnel within the same company have different methods for drilling, sampling, sample prep, analysis and record-keeping. In some cases it may be necessary to de-weight the results of certain drilling campaigns or types of drilling.

Over the years CAM personnel have developed a procedure for mathematically and statistically validating exploration databases. This check procedure includes:

•	Check for duplicate collars.
•	Check for twin holes.
•	Check of surface collared holes against surface topography.
•	Check for statistically anomalous downhole surveys.
•	Calculate approximate difference in XYZ location due to differences in hole desurvey algorithms.
•	Check for overlapping assays.
•	Check for 0 length assays.
•	Check for long assay intervals.
•	Review of assay statistics by grade class.
•	Review of assay statistics by length class.
•	Checks for holes bottomed in mineral.
•	Check for assay values successively the same.
•	Check for assay spikes.
•	Check for downhole contamination by decay analysis.
•	Check of total grade thickness in toto and by mineral zone.
•	Bias testing between drilling campaigns and drilling type as appropriate.

In evaluating an existing database CAM uses values flagged by these automated procedures as a starting point for database review and has found that if the error rates in the statistically anomalous values is acceptable then the entire database is generally acceptable.

Some anomalies were noted, and were transmitted to DynaMexico for review and if necessary correction, but the number and type of anomalies were within industry norms for databases of this size, particularly in an area with steep topography, and even if the anomalies turn out to be errors, they would have no substantive effect on the overall mineral resource estimate. On the basis of these statistical checks, and the checks of data entry discussed previously, CAM believes that the exploration database has been prepared according to industry norms and is suitable for the development of geological and grade models.

In the course of the review it was noted that a very high-grade interval SJG10-203 from 70.650 to 71.400 with the gold assay value of 2424 gpt Au was missing and could not be examined. While this interval was capped and thus does not greatly impact the grade estimate, the fact that the interval was not available for examination indicates the importance of maintaining security and having multiple personnel present when very high-grade samples are being reviewed.

14.5       Density

A total of 5,540 pieces of core were measured for specific gravity using the weight in air vs. weight in water method. This represents an additional 3,897 measurements taken in the 2010-11 drill seasons with density measurements taken from all mineral zones. Dried samples were coated with paraffin wax before being measured. The results tabulated have been sorted by lithology and mineralized veins. The average specific gravity of 5,051 wall rock samples is 2.59 while the average specific gravity for 489 samples of vein material is 2.68. CAM and Servicios y Proyectos Mineros have reviewed the procedures and results, and opine that the results are suitable for use in mineral resource estimation. CAM suggests a further review of the density data be done to determine if there are significant variations by area by vein and to determine if there is a correlation between sulfide content and density.

Table 2. Rock Specific Gravity

Lithology Code	Number of	Minimum	Maximum	Average
	Samples	SG	SG	SG
ANDS	3,100	2.02	3.7	2.59
BPVS	73	2.09	2.96	2.59
IDIO	100	2.39	2.89	2.68
MSED	574	2	3.57	2.63
QVBX	61	2.27	3.18	2.61
RHDA	734	2.01	3.34	2.51
TRLL	140	2.14	3.21	2.57
VANP	269	2.22	3.5	2.61
Average Wall Rock	5,051	2	3.7	2.59
Tres Amigos Veins	177	2.04	3.56	2.75
San Pablo Veins	180	2.37	3.22	2.72
La Union Veins	51	2.37	3.18	2.7
La Purisima Veins	81	2.11	2.81	2.44
All Veins	489	2.04	3.56	2.68

Table 3. Rock Specific Gravity in Relation with Cu+ Zn+Pb

Combined Cu+Zn+Pb	Number of	Average	Minimum	Maximum	Average
Range	Samples	Cu+Zn+Pb %	SG	SG	SG
< 0.10%	151	0.04	2.11	3.14	2.57
≥ 0.10 < 0.30%	113	0.19	2.19	3.11	2.66
≥ 0.30 < 0.50%	54	0.39	2.33	3.08	2.68
≥ 0.50 < 0.75%	50	0.62	2.27	3.08	2.73
≥ 0.75 < 1.00%	34	0.87	2.22	3.15	2.77
≥ 1.00 < 2.00%	55	1.37	2.37	3.22	2.81
» 2.00%	32	4.22	2.04	3.56	2.87

14.6       Block Models

Resources are contained in four main areas of San Jose de Gracia which are (roughly from north to south): (a) Tres Amigos, (b) San Pablo, (c) La Union, and (d) La Purisima (see Figure 50). Geometric parameters of the Block Models are shown in Tables 44 through 47.

Table 4. Tres Amigos Block Model Geometric Parameters

Tres Amigos Block Model Geometric Parameters
Origin (m)		Number of		Block Size (m)
Northing Easting Elevation	2897500.00 213050.00 300.00	Rows Columns Benches	400 425 200	Row Column Bench	2.00 2.00 3.00
Rotation Angle (0.00)

Table 5. San Pablo Block Model Geometric Parameters

San Pablo Block Model Geometric Parameters
Origin (m)		Number of		Block Size (m)
Northing Easting Elevation	2896950.00 212400.00 300.00	Rows Columns Benches	245 475 200	Row Column Bench	2.00 2.00 3.00
Rotation Angle (0.00)

Table 6. La Union Block Model Geometric Parameters

La Union Block Model Geometric Parameters
Origin (m)		Number of		Block Size (m)
Northing Easting Elevation	2896450.00 212400.00 300.00	Rows Columns Benches	280 475 200	Row Column Bench	2.00 2.00 3.00
Rotation Angle (0.00)

Table 7. La Purisma Block Model Geometric Parameters

La Purisima Block Model Geometric Parameters
Origin (m)		Number of		Block Size (m)
Northing Easting Elevation	2895400.00 212400.00 150.00	Rows Columns Benches	525 375 160	Row Column Bench	2.00 2.00 3.00
Rotation Angle (0.00)

These block sizes are reasonable for a project at this level of development, but may need to be revised as various other mining scenarios are considered. It is CAM's preference that the model be rotated to match the strike of the deposit, but this may be inappropriate given the varied dips and strikes of the four main areas. CAM suggests that the geometric parameters of the models be reviewed prior to the next mineral resource estimate.

14.7       Wireframe Models

At SJG higher grade mineralization occurs in approximately planar veins which group into subparallel swarms. Standard practice is to interpret these on 2 dimensional sections interpreted as continuous veins. Current best practice is to define wireframes in 3 dimensions. Based on the provided wireframes, it appears both sectional and 3 dimensional interpretation was used.

Resources are contained in four areas and were estimated within wireframes constructed by Minop. Within each of the four areas there are approximately 20 to 40 veins in the vein swarm.

These wireframe models of the veins in the vein swarm were constructed in Surpac and exported as DXF files. Initially, CAM attempted to use Surpac to calculate the fraction of each block within the wireframes but this proved difficult and time-consuming. Because CAM was more familiar with MineSight, the calculation of the fraction within each block within the wireframes was done in MineSight. One of the issues immediately noted is that the individual veins within each area swarm were all labeled the same. This is contrary to best practice, as CAM believes that each vein should be individually interpreted and labeled. However, MineSight has the ability when importing a DXF file to label each vein based on its geometry. Vein labels were arbitrarily assigned numeric codes with the hundreds digit representing the area.

Vein labels, along with composite statistics and number of holes in each of the veins (which is discussed later) were used in resource classification, are shown in Tables 48 through 51.

Table 8. Tres Amigos Au Cap Statistics by Vein

Tres Amigos Au Cap Statistics by Vein
Vein Number	Composite			Number of Holes
	Count	Total Length	AvgAuCAP
101	5	5.1	5.96	1
102	4	5.0	1.88	3
103	3	3.8	5.02	2
104	11	10.4	9.56	4
105	2	4.0	4.12	1
106	10	14.6	8.05	4
107	11	16.3	3.57	6
108	12	14.0	5.21	5
109	6	8.5	1.41	2
110	9	12.7	4.75	1
111	7	7.0	2.61	5
112	3	2.5	3.88	2
113	263	401.9	4.14	62
114	13	11.7	5.93	5
115	8	11.2	1.78	4
116	33	35.3	3.76	14
117	13	12.9	1.48	7
118	4	3.7	9.60	2
119	4	3.5	1.57	2
120	27	46.0	1.32	2
121	7	10.1	7.11	2
122	2	0.9	2.49	2
123	4	4.0	2.26	2
124	6	4.5	5.86	3
125	7	4.8	25.82	5
126	4	5.3	2.81	1
127	5	3.7	2.57	2
128	1	0.9	1.44	1
129	2	1.0	1.51	2
130	5	5.5	5.09	3
131	3	3.5	5.70	2
132	2	1.7	21.01	1
133	1	0.5	3.70	1
134	5	4.0	1.74	3
135	9	9.5	2.09	5
136	3	2.4	2.19	2
137	13	12.2	1.10	6
138	2	1.3	2.39	2
139	1	1.1	2.33	1
140	1	0.7	6.53	1
141	1	1.6	1.90	1
142	2	0.9	3.75	1

Table 9. San Pablo – Au Cap Statistics by Vein

San Pablo Au Cap Statistics by Vein
Vein Number	Composite			Number of Holes
	Count	Total Length	AvgAuCAP
201	8	6.7	0.97	4
202	2	0.4	6.72	1
203	8	8.4	0.9	3
204	2	1.5	3.4	1
205	2	1.7	1.86	1
206	14	9.1	4.76	7
207	3	4.6	1.1	1
208	3	2.1	2.12	1
209	354	365.6	5.86	82
210	2	1.2	2.81	1
211	4	5	5.74	2
212	4	3	1.3	2
213	11	18.6	0.78	2
214	3	0.8	2.12	2
215	5	3.1	5.75	2

Table 10. La Union AuCap Statistics by Vein

La Union Au Cap Statistics by Vein
Vein Number	Composite			Number of Holes
	Count	Total Length	AvgAuCAP
301	4	3.3	3.71	2
302	2	1.1	2.43	1
303	2	0.9	1.12	1
304	1	0.6	9.33	1
305	2	2	6.25	1
306	7	3.3	2.23	5
307	1	1.1	1.01	1
308	16	16.6	6.84	6
309	21	18.1	3.73	5
310	2	1.4	1.83	1
311	4	3	2.13	2
312	3	1.3	3.77	2
313	10	12	0.64	3
314	16	27.4	1.46	2
315	12	13	2.72	4
316	49	46.2	2.68	13
317	7	9.7	3.74	3
318	7	7.2	2.54	3
319	5	3	20.31	2
320	13	9.9	4.94	7
321	1	0.4	1.45	1
322	4	2.7	1.58	1
323	2	1.5	1.48	1
324	2	2.7	1.36	1
325	3	2	1.64	1

Table 11. La Purisima AuCap Statistics by Vein

La Purisima Au Cap Statistics by Vein
Vein Number	Composite			Number of Holes
	Count	Total Length	AvgAuCAP
401	3	4.3	3.09	1
402	2	3	5.24	1
403	5	6.9	6.53	3
404	1	2	2.18	1
405	2	3	2.22	1
406	4	5	4.16	2
407	2	2.3	13.97	1
408	2	2.1	1.37	1
409	4	3	4.33	1
410	4	2.5	3.32	2
411	81	106.7	4.15	22
412	1	0.4	39.28	1
413	3	2.4	2.45	2
414	10	12	1.79	2
415	6	8.9	2.13	3
416	15	13.4	4.25	10
417	28	31.4	3.55	9
418	1	0.8	3.76	1
419	3	1.9	2.93	2
420	9	12.6	2.61	3
421	4	5.3	0.93	2
450	1	2	1	1
451	8	9.1	0.63	4
452	5	5.5	0.08	2
453	1	1.7	1.11	1
454	3	3.3	0.59	2
455	1	1.5	6.03	1
456	1	1.6	1.66	1
457	1	1.9	1	1
458	1	1.4	1.78	1
459	1	1.7	1.02	1
460	1	2	1.68	1
461	1	1.8	1.11	1

CAM visually reviewed the wireframes in AutoCAD and MineSight, and constructed movies along each column, row and bench for all four areas and in general they appeared not unreasonable. However, with manually interpreted wireframes there is always a risk that there will be volumetric over- or under- estimation. Even though this possibility appeared unlikely, CAM calculated a nearest-neighbor estimate of the volume of vein material and found that this nearest-neighbor estimate (which is geometrically unbiased) was close to the volume within the wireframes. The nature of this check is illustrated in Figure 38 which shows one frame of the check model in a movie. The blue lines inside the light brownish material represent the nearest-neighbor estimate of the vein volume and the white lines (trending generally up and to the left) are the interpreted veins. The short white lines trending down and to the left are the drill holes on that section. In general it appears that the interpreted veins are sub-parallel to the nearest neighbor estimate of the veins and that the volumes are approximately equal.

Figure 1. Typical Wireframe Check Section Along a Column

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On the basis of this visual review and the nearest-neighbor check, CAM believes that the wireframes are suitable for use in constraining a mineral resource estimate by veins.

Although the wireframes were apparently prepared by the acceptable engineering practice of interpreting them on section and then validating them to the actual data, CAM believes it best practices to use the wireframes to directly generate the data. This should result in wireframes with fewer points which are consistent with the data. For example, within wireframe 113 located in Tres Amigos there are 62 drill holes, however in the same wireframe there are 1030 unique interpreted points. Under best practices, which only use the actual wireframe data points CAM would expect that there should be about 250 wireframes. CAM strongly suggests that MineSight be used for all future wireframe models.

14.8       Mineral Resource Estimate

14.8.1 Statistics and Geostatistics

14.8.1.1 High Grade Restriction

In most precious metals deposits there are usually some very high grade analyses which may not be recovered in actual mining. For this reason high-grade values are often restricted by limiting the distance high-grade values are projected (outlier restriction), reducing high-grade values to a constant (capping or cutting), or a eliminating the values altogether. The high-grade values may actually be representative of the deposit, but because of the very small number of high-grade samples and their high variability not restricting their influence may lead to an unacceptable risk of grade over estimation. One of the most common methods of determining if high-grade restriction is required is the cumulative frequency plot.

Initial work on high grade restriction was done by Servicios y Proyectos Mineros based on cumulative frequency plots from the assay database. A cumulative frequency plot of assays from Tres Amigos is given in Figure 39.

Figure 2. Tres Amigos Assays Cumulative Frequency Plot Log (Gold+0.001) Cap Line at 86 ppm

Figure 39 also shows the 86 PPM gold grade cap value selected by Servicios y Proyectos Mineros at Tres Amigos. Gold cap values selected by Servicios y Proyectos Mineros for the 4 main areas of SJG are given in Table 52 below.

Table 12. AuCap Statistics by Area

Au Cap Grades by Area
Area	Gold Cap (PPM)
Tres Amigos	86
San Pablo	90
La Union	50
La Purisima	78.1

CAM has reviewed cumulative-frequency plots of the assays for all four main areas and believes that the choices made by Servicios y Proyectos Mineros are reasonable. CAM suggests, as the project proceeds, that cap grades be reviewed on the basis of the composite and model as well. CAM also suggests that the need for capping on the true total grade thickness by hole by vein be reviewed, since it is likely that a least a portion of these areas will be mined underground.

14.8.1.2 Variography

The use of variograms to define the range and type of mineable continuity for various mineral deposits is accepted industry practice. The variogram is a graph of one half the average squared difference of sample values separated by a vector direction. The variogram typically shows a jump right at the origin, called the nugget effect, and then a ramp like rise (sometimes several ramp type rises) to a point where it flattens. The flattening point is called the total sill, and usually relates to the total variability of all samples used in the calculation of the variogram.

There are tens of different types of variograms and the nomenclature used by geostatisticians is often inconsistent. For example, because of the one half average squared difference used in the variogram calculation, the variogram should be called the semi-variogram.

If one makes the assumption that the variogram derived from the sample data can be applied to all areas of the deposit that it is possible to get the best estimate of the grade at a point, based on the available data by procedure called kriging, which weights the various samples based on their relative uncertainty derived from the variogram. This assumption, called covariance stationarity, often does not apply to geological phenomenon and hence is theoretically incorrect, but the results obtained by using kriging are usually satisfactory for deposits of this type.

For vein swarm type deposits of this type CAM has generally obtained the best results by using the relative variogram derived from the log variogram. Omnidirectional relative variograms derived from logs for all composites in the four main areas are shown in Figures 40 through 43.

Figure 3. Tres Amigos Au Cap Omni Relative Variogram From Log

Figure 4. San Pablo Au Cap Omni Relative Variogram From Log

Figure 5. La Union Aucamp Omni Relative Variogram From Log

Figure 6. La Purisima Au Cap Omni Relative Variogram From Log

With the exception of La Purisima the variograms are typical for precious metals deposits of this type and that they show a nugget of about 20 to 50% of the sill, short range structure with a range of 5 to 15 m, and a longer range structure with a range of from 30 to 50 m. The longer-range structures observed in San Pablo and LP are not as typical but are not uncommon and usually relate to trends in grade across the deposit.

It is possible to do variograms along the principal axes of the deposit with longer ranges usually being obtained down dip and across strike. However, before attempting calculation and interpretation of variograms in different directions CAM prefers to have some close spaced channel samples from drifts or raises as calculation of these ranges based on drill holes only typically has only a limited number of pairs and hence considerable uncertainty.

Variogram parameters used in estimation are given in the PSill and Range columns of each of the Figures 40 to 43.

14.8.2 Resource Estimation

Estimation was done using a search box of 100 x 100 x 50 m oriented subparallel to the general strike and dip of the vein system in each area. A sector search, corresponding to the faces of the search box with a maximum of two points per sector was used in estimation.

Average strike and dip for the four main areas along with numerical codes for the wireframes are given in Table 53.

Table 13. Numeric Codes for Wireframes and Average Strike and Dip

Numeric Codes for Wireframes and Average Strike and Dip
Wireframe	Numeric Code	Strike (Azimuth)	Dip
Tres Amigos	1xx	40	45 NW
San Pablo	2xx	20	47 NW
La Union	3xx	45	34 NW
La Purisima	4xx	330	35 SW

The grade estimation for all elements was done using the gold variogram. CAM believes this is justified because gold accounts for approximately 90% of the value of the deposit. However, CAM suggests that in the future, variograms of the individual metals estimates be used, and possibly co-kriging as well.

The variogram of all the data was used to estimate just the value in the veins. This is a common industry practice when estimation is done using composites, since typically it is very difficult to get a satisfactory variogram for just the composites within the vein. However, in cases where it appears that the deposit is going to be mined primarily underground, and good vein correlations can be obtained at least for the major veins, then CAM suggests that estimation on the basis of thickness and total grade thickness on individual veins may be appropriate for detailed mine planning.

Resource estimation was done in MineSight and MicroModel computer systems. Only those composites inside the wireframe were used in the estimate. Resources were estimated by kriging using data from all veins in the swarm.

14.8.3 Resource Classification

A block at Tres Amigos and San Pablo was classified as Indicated Resources if it met all these criteria:

- within a vein within the swarm which contained at least 7 drill holes,

- within 25 m of the nearest sample point, and

- estimated by at least three drill holes.

Because there are no precise quantitative definitions of measured, indicated and inferred, resource classification is subjective and depends on the experience and judgment of the Qualified Person (“QP”) doing the resource. Veins are normally planar structures and three points determine a plane, with a fourth point providing a check. CAM required a minimum of seven sample-data points. CAM allowed indicated resources at Tres Amigos  and San Pablo because of the fact that two of the veins had a significant number of holes (62 and 82 respectively), and the fact that there was historic production by DynaMexico from San Pablo of some 42,000 tonnes of plant feed at an average grade of approximately 15 g/t. Three of the individual veins at La Purisima satisfied criteria (1) above but CAM elected not to include this material in indicated because of the higher nugget effect at la Purisima, and because there was apparently considerable historic underground mining there. As discussed under Sampling, prior underground mining does not appear to be a significant issue as based on the drilling, this mineral resource estimate does not include any ore loss or dilution outside wireframes, and is probably most appropriate for a highly selective, small equipment underground operation.

14.9       Mineral Resource Totals

The Resource totals for each of the four major vein systems found on the SJG Property (that is, (a) Tres Amigos, (b) San Pablo, (c) La Union and (d) La Purisima) are shown in Tables 54 through 57 and the aggregate of those Resources are shown in Table 58. The numbers in the resource tables (54 – 58) may not check exactly due to rounding.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define an indicated mineral resource on the property and it is uncertain if further exploration will result in discovery of an indicated or measured mineral resource in areas classified as inferred.

A cutoff grade of 2.0 gpt was selected assuming the deposit will be mined by a highly selective underground operation with small equipment. This cutoff is highlighted in yellow. Grades are given to more decimals than in the summary and metal is reported to the nearest ounce or kilogram for comparative purposes and does not imply this degree of accuracy.

All references to ounces in the 2012 DynaMexico-CAM Mineral Resource Estimate are references to troy ounces. Tonnes, contained ounces and contained kilograms of metals are given to the nearest thousand and grades are reported to three decimals (with the exception of silver which is reported to one decimal) for comparative purposes only and do not imply this degree of accuracy. Tables may not check exactly due to rounding.

Table 14. Tres Amigos Mineral Resources

TRES AMIGOS VEIN
		GRADE					CONTAINED
Cutoff	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Au oz	Ag oz	Cu Kgs.	Pb Kgs.	Zn Kgs.
TRES AMIGOS INDICATED RESOURCES
0.00	1,166,000	3.747	9.0	0.186	0.050	0.327	140,000	337,000	2,165,000	578,000	3,815,000
0.50	1,166,000	3.747	9.0	0.186	0.050	0.327	140,000	337,000	2,165,000	578,000	3,815,000
1.00	1,128,000	3.845	9.2	0.189	0.051	0.334	139,000	333,000	2,137,000	570,000	3,774,000
1.50	1,019,000	4.124	9.7	0.200	0.053	0.351	135,000	319,000	2,038,000	537,000	3,572,000
2.00	893,000	4.458	10.3	0.210	0.056	0.367	128,000	297,000	1,875,000	499,000	3,276,000
2.50	758,000	4.853	10.8	0.218	0.059	0.385	118,000	263,000	1,652,000	450,000	2,917,000
3.00	608,000	5.366	11.3	0.220	0.061	0.386	105,000	221,000	1,338,000	374,000	2,349,000

TRES AMIGOS INFERRED RESOURCES
0.00	1,994,000	4.795	9.3	0.204	0.050	0.337	307,000	595,000	4,073,000	996,000	6,725,000
0.50	1,992,000	4.801	9.3	0.205	0.050	0.338	307,000	595,000	4,073,000	996,000	6,722,000
1.00	1,937,000	4.913	9.5	0.208	0.051	0.341	306,000	589,000	4,028,000	981,000	6,600,000
1.50	1,702,000	5.426	10.3	0.223	0.055	0.359	297,000	561,000	3,799,000	929,000	6,114,000
2.00	1,453,000	6.045	11.0	0.233	0.055	0.376	282,000	514,000	3,390,000	802,000	5,460,000
2.50	1,165,000	6.981	11.5	0.225	0.061	0.410	261,000	432,000	2,617,000	710,000	4,781,000
3.00	950,000	7.933	11.5	0.204	0.065	0.432	242,000	350,000	1,935,000	620,000	4,107,000

Table 15. San Pablo Mineral Resources

SAN PABLO VEIN
		GRADE					CONTAINED
Cutoff	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Au oz	Ag oz	Cu Kgs.	Pb Kgs.	Zn Kgs.
SAN PABLO INDICATED RESOURCES
0.00	1,530,000	5.773	11.6	0.254	0.011	0.034	283,000	573,000	3,878,000	162,000	513,000
0.50	1,527,000	5.783	11.7	0.254	0.011	0.034	284,000	573,000	3,877,000	162,000	512,000
1.00	1,482,000	5.935	11.9	0.259	0.011	0.034	283,000	568,000	3,839,000	158,000	500,000
1.50	1,401,000	6.204	12.3	0.267	0.011	0.034	279,000	553,000	3,735,000	153,000	478,000
2.00	1,308,000	6.522	12.7	0.276	0.011	0.035	274,000	535,000	3,607,000	147,000	458,000
2.50	1,197,000	6.917	13.2	0.288	0.012	0.036	266,000	508,000	3,441,000	139,000	432,000
3.00	1,091,000	7.320	13.7	0.297	0.012	0.037	257,000	480,000	3,241,000	132,000	405,000

SAN PABLO INFERRED RESOURCES
0.00	860,000	4.179	3.8	0.159	0.010	0.031	115,000	242,000	1,367,000	84,000	263,000
0.50	842,000	4.262	8.9	0.162	0.010	0.031	115,000	241,000	1,363,000	84,000	261,000
1.00	756,000	4.653	9.3	0.168	0.010	0.030	113,000	225,000	1,273,000	74,000	227,000
1.50	614,000	5.445	10.5	0.188	0.010	0.030	108,000	207,000	1,157,000	60,000	185,000
2.00	532,000	6.016	11.3	0.202	0.010	0.030	103,000	194,000	1,074,000	51,000	161,000
2.50	463,000	6.583	11.6	0.215	0.009	0.031	98,000	172,000	997,000	43,000	143,000
3.00	426,000	6.917	11.9	0.220	0.009	0.031	95,000	163,000	935,000	40,000	131,000

Table 16. La Union Mineral Resources

LA UNION VEIN
		GRADE					CONTAINED
Cutoff	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Au oz	Ag oz	Cu Kgs.	Pb Kgs.	Zn Kgs.
LA UNION INFERRED RESOURCES
0.00	1,290,000	4.502	12.4	0.145	0.019	0.041	187,000	515,000	1,876,000	252,000	535,000
0.50	1,269,000	4.572	12.6	0.148	0.020	0.042	187,000	514,000	1,874,000	251,000	535,000
1.00	1,221,000	4.721	12.8	0.152	0.020	0.044	185,000	503,000	1,856,000	250,000	532,000
1.50	1,061,000	5.237	12.4	0.165	0.023	0.046	179,000	422,000	1,755,000	240,000	487,000
2.00	849,000	6.107	13.7	0.186	0.026	0.053	167,000	374,000	1,579,000	221,000	448,000
2.50	713,000	6.843	14.4	0.204	0.028	0.058	157,000	331,000	1,458,000	203,000	417,000
3.00	580,000	7.792	16.5	0.231	0.034	0.069	145,000	308,000	1,340,000	196,000	403,000

Table 17. La Purisima Mineral Resources

LA PURISIMA VEIN
		GRADE					CONTAINED
Cutoff	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Au oz	Ag oz	Cu Kgs.	Pb Kgs.	Zn Kgs.
LA PURISIMA INFERRED RESOURCES
0.00	1,902,000	3.615	4.4	0.079	0.016	0.060	221,000	271,000	1,495,000	306,000	1,139,000
0.50	1,901,000	3.617	4.4	0.079	0.016	0.060	221,000	271,000	1,495,000	306,000	1,139,000
1.00	1,767,000	3.826	4.6	0.082	0.017	0.062	217,000	264,000	1,454,000	293,000	1,097,000
1.50	1,351,000	4.648	5.1	0.093	0.017	0.059	202,000	223,000	1,255,000	230,000	799,000
2.00	1,119,000	5.251	5.6	0.103	0.019	0.063	189,000	203,000	1,150,000	209,000	707,000
2.50	961,000	5.744	5.7	0.109	0.019	0.065	178,000	177,000	1,048,000	186,000	627,000
3.00	801,000	6.340	5.9	0.114	0.021	0.073	163,000	151,000	916,000	164,000	585,000

Table 18. San Jose De Gracia Total Mineral Resources

TOTAL SAN JOSE DE GRACIA
	GRADE						CONTAINED
Cutoff	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Au oz	Ag oz	Cu Kgs.	Pb Kgs.	Zn Kgs.
SAN JOSE DE GRACIA INDICATED RESOURCES
0.00	2,695,000	4.897	10.495	0.225	0.028	0.161	424,000	910,000	6,043,000	740,000	4,328,000
0.50	2,692,000	4.901	10.505	0.225	0.028	0.161	424,000	909,000	6,042,000	739,000	4,327,000
1.00	2,610,000	5.031	10.734	0.229	0.028	0.164	422,000	901,000	5,976,000	728,000	4,273,000
1.50	2,420,000	5.328	11.209	0.239	0.029	0.167	414,000	872,000	5,773,000	690,000	4,050,000
2.00	2,200,000	5.685	11.800	0.249	0.029	0.170	402,000	831,000	5,482,000	646,000	3,733,000
2.50	1,954,000	6.117	12.270	0.261	0.030	0.171	384,000	771,000	5,093,000	589,000	3,348,000
3.00	1,699,000	6.621	12.838	0.269	0.030	0.162	362,000	701,000	4,579,000	506,000	2,754,000

SAN JOSE DE GRACIA INFERRED RESOURCES
0.00	6,046,000	4.274	8.351	0.146	0.027	0.143	831,000	1,623,000	8,811,000	1,639,000	8,662,000
0.50	6,003,000	4.302	8.398	0.147	0.027	0.144	830,000	1,621,000	8,805,000	1,638,000	8,657,000
1.00	5,681,000	4.499	8.654	0.151	0.028	0.149	822,000	1,581,000	8,611,000	1,599,000	8,456,000
1.50	4,728,000	5.164	9.293	0.168	0.031	0.160	785,000	1,413,000	7,965,000	1,459,000	7,586,000
2.00	3,953,000	5.830	10.100	0.182	0.033	0.171	741,000	1,285,000	7,193,000	1,283,000	6,776,000
2.50	3,303,000	6.535	10.473	0.185	0.034	0.180	694,000	1,112,000	6,120,000	1,142,000	5,967,000
3.00	2,757,000	7.284	10.965	0.186	0.037	0.189	646,000	972,000	5,126,000	1,021,000	5,227,000

Tonnes, contained ounces and contained kilograms of metals are given to the nearest thousand and grades are reported to three decimals (with the exception of silver which is reported to one decimal) for comparative purposes only and do not imply this degree of accuracy. Tables may not check exactly due to rounding.

Representative plan views of the models along with drilling are shown in Figures 44 thru 49. Overall area of the block models is shown in Figure 50.

Figure 7. Tres Amigos Block Model Plan View.

Resources 2012
Indicated
Inferred
Historical Drilling
DynaResources Mexico (2009-2011, 172 Core Holes)
DynaResources Mexico (2007-2008, 126 Core Holes)
Golden Hemlock (1997, 63 Core Holes)
Peñoles (1992, 11 RC holes)
177 Drill Holes
25,941.31 meters
213,000
214,000
2'898,000
2'897,000
N
S
OPEN
OPEN
OPEN
Tres Amigos
La Cecena
Tepehuaje
Los Hilos
Santa Rosa
El Rosario
La Prieta
La Prieta Mine Workings
(Historical non compliant
215,000 ozs gold)
10-148
10-235
11-257
10-234
11-262
10-182
10-155
10-165
10-156
10-181
10-157
11-246
10-174
11-251
11-254
11-263
97-049
08-119
08-108
08-109
07-013
10-163
11-260
11-278
11-275
07-014
TRES AMIGOS
DynaResource de Mexico S.A de C.V
San Jose de Gracia Project
2012 UPDATED RESOURCES
Plan View of Block Model Various Levels (750-230)
(2 g/t Au Cut Off)
Indicated, 128,000 ozs gold
893,000 mt. @ 4.46 g/t Au. 10.3 g/t Ag
Inferred 282,000 ozs gold
1´453,000 mt. @ 6.05 g/t Au, 11.1 g/t Ag
Legend
Vein
Historical Mine
Underground Mining
Roads
0
100
250
Meters
UTM NAD 27 Mexico, Zone 13

Figure 8. Tres Amigos Block Model (Plan View at 520 mts. level)

TRES AMIGOS
DynaResource de Mexico S.A de C.V
San Jose de Gracia Project
2012 UPDATED RESOURCES
Indicated, 128,000 ozs gold
893,000 mt. @ 4.46 g/t Au. 10.3 g/t Ag
Inferred 282,000 ozs gold
1´453,000 mt. @ 6.05 g/t Au, 11.1 g/t Ag
N
S
214,000
213,000
2'898,000
2'897,000
OPEN
OPEN
OPEN
Tres Amigos
La Cecena
Tepehuaje
Los Hilos
Santa Rosa
El Rosario
La Prieta
177 Drill Holes
25,941.31 meters
La Prieta Mine Workings
(Historical non compliant
215,000 ozs gold)
Plan View of Block Model Various Level 520
(2 g/t Au Cut Off)
10 - 60 g/t
5 - 10 g/t
2 - 5 g/t
0 - 2 g/t
Historical Drilling
DynaResources Mexico (2009-2011, 172 Core Holes)
DynaResources Mexico (2007-2008, 126 Core Holes)
Golden Hemlock (1997, 63 Core Holes)
Peñoles (1992, 11 RC holes)
Legend
Vein
Historical Mine
Underground Mining
Roads
0
100
250
Meters
UTM NAD 27 Mexico, Zone 13

Figure 9. San Pablo / La Union Block Model Plan View

DynaResource de Mexico S.A de C.V
San Jose de Gracia Project
2012 UPDATED RESOURCES
Plan View of Block Model Various Levels (750-230)
(2 g/t Au Cut Off)
SAN PABLO
Indicated, 274,000 ozs gold
1´308,000 mt. @ 6.52 g/t Au. 12.7 g/t Ag
Inferred 103,000 ozs gold
532,000 mt. @ 6.02 g/t Au, 11.3 g/t Ag
LA UNION
Inferred 167,000 ozs gold
849,000 mt. @ 6.11 g/t Au, 13.7 g/t Ag
213,000
2897,000
N
S
OPEN
OPEN
OPEN
San Pablo
Mina Grande
Veta Tierra
La Union
El Roble
Santa Eduwiges
La Mochomera
La Parrilla
Legend
Vein
Historical Mine
Underground Mining
Roads
Resources 2012
Indicated
Inferred
Historical Drilling
DynaResources Mexico (2009-2011, 172 Core Holes)
DynaResources Mexico (2007-2008, 126 Core Holes)
Golden Hemlock (1997, 63 Core Holes)
Penoles (1992, 11 RC holes)
0
100
250
Meters
UTM NAD 27 Mexico, Zone 13
177 Drill Holes
22,797.28 meters

Figure 10. San Pablo / La Union Block Model (plan View at 520 mts. level)

Figure 11. La Purisima Block Model Plan View

DynaResource de Mexico S.A de C.V
San Jose de Gracia Project
2012 UPDATED RESOURCES
Plan View of Block Model Various Levels (750-230)

(2 g/t Au Cut Off)

LA PURISIMA
Inferred 189,000 ozs gold

1´119,000 mt. @ 5.25 g/t Au, 5.6 g/t Ag

Resources 2012
- Indicated
- Inferred

Historical Drilling
- DynaResources Mexico (2009-2011, 172 Core Holes)
- DynaResources Mexico (2007-2008, 126 Core Holes)
- Golden Hemlock (1997, 63 Core Holes)
- Penoles (1992, 11 RC holes)

80 Drill Holes
15,749.31 meters
N
S
San Nicolas Viejo
Palo Verde
Palos Chinos
El Salto
La Purisima Main Tunel
Anglo-Mexicana
OPEN
OPEN
09-145
11-270
11-288
11-284
11-274
11-281
11-277
10-193
10-196
11-290
07-003
07-002
07-001
08-045
10-162
08-047
09-148
10-190
08-066
97-051
08-084
08-095
08-100
08-063
97-053
08-044
97-054
97-062
2'896,000
213,000
0
100
250
Meters
UTM NAD 27 Mexico, Zone 13
Legend
Vein
Historical Mine
Underground Mining
Roads

Figure 12. La Purisima Block Model (Plan View at 410 mts. level)

DynaResource de Mexico S.A de C.V
San Jose de Gracia Project
2012 UPDATED RESOURCES
Plan View of Block Model Various Levels (750-230)
(2 g/t Au Cut Off)
LA PURISIMA
Inferred 189,000 ozs gold
1´119,000 mt. @ 5.25 g/t Au, 5.6 g/t Ag
Plan View of Block Model Various Level 520
(2 g/t Au Cut Off)
10 - 60 g/t
5 - 10 g/t
2 - 5 g/t
0 - 2 g/t
Historical Drilling
DynaResources Mexico (2009-2011, 172 Core Holes)
DynaResources Mexico (2007-2008, 126 Core Holes)
Golden Hemlock (1997, 63 Core Holes)
Penoles (1992, 11 RC holes)
80 Drill Holes
15,749.31 meters
N
S
San Nicolas Viejo
Palo Verde
Palos Chinos
El Salto
La Purisima Main Tunel
Anglo-Mexicana
OPEN
OPEN
2'896,000
213,000
09-145
11-270
11-288
11-290
11-284
10-193
10-196
11-274
11-281
11-277
97-042
97-003
97-002
97-001
98-045
97-019
97-039
10-162
98-047
09-148
10-190
98-082
98-066
97-051
98-071
98-084
98-073
98-100
98-063
97-053
98-044
97-054
97-062
97-056
97-020
0
100
250
Meters
UTM NAD 27 Mexico, Zone 13
Legend
Vein
Historical Mine
Underground Mining
Roads

Figure 13. Plan View – San Jose de Gracia Block Model Area.

212,000
213,000
214,000
2'898,000
2'897,000
2'896,000
2'895,000
N
S
Tres Amigos
128,000 Oz. Au Indicated
282,000 Oz. Au Inferred
Tres Amigos
La cecena
Hilos de Campa
Hiedrosa
Los Hilos
Sta. Rosa
Rosario
San Gonzalo
La Prieta
San Pablo
274,000 Oz. Au Indicated
103,000 Oz. Au Inferred
San Pablo
Mina Grande
Veta Tierra
La Union
El Roble
Sta. Eduwiges
La Mochomera
La Union
167,000 Oz. Au Inferred
La Parrilla
Sta. Lucia
Tajo Verde
San Nicolas
Palo Verde
Palos Chinos
El Salto
La Purisima
Anglo-Mexicana
La Purisima
189,000 Oz. Au Inferred
Sta. Rita
La Cruz
Legend
Vein
Historical Mine
Underground Mining
Roads
Resources 2012
Indicated
Inferred
San Jose de Gracia
402,000 Oz. Au Indicated
741,000 Oz. Au Inferred
DynaResource de Mexico S.A de C.V
San Jose de Gracia Project
2012 UPDATED RESOURCES
Plan View of Block Model Various Levels (750-230)
(2 g/t Au Cut Off)
UTM NAD 27 Mexico, Zone 13
Sinaloa, Mex.
0
100
250
1000
Meters
Feb. 2012